Exhibit 16.1

May 22, 2006

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Ladies and Gentlemen:

We were previously principal accountants for Allied Motion Technologies, Inc. and, under the date of March 20, 2006, we reported on the consolidated financial statements of Allied Motion Technologies, Inc. and subsidiaries as of and for the years ended December 31, 2005 and 2004. On May 17, 2006, our appointment as principal accountants was terminated. We have read Allied Motion Technologies, Inc.’s statements included under Item 4.01 of its Form 8-K dated May 22, 2006, and we agree with such statements, except that we are not in a position to agree or disagree with Allied Motion Technologies Inc.’s statements that (i) the change was unanimously approved by the Audit Committee and ratified by the Board of Directors or (ii) the statements in the fifth and sixth paragraphs.

Very truly yours,

KPMG LLP